UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

LG Display Co., Ltd.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Republic of Korea

(Jurisdiction of Subject Company’s Incorporation or Organization)

LG Display Co., Ltd.

(Name of Person(s) Furnishing Form)

American Depositary Shares, each representing one-half of one share of common stock of LG Display Co., Ltd.

(Title of Class of Subject Securities)

50186V102

(CUSIP Number of Class of Securities (if applicable))

Seunghyun Lee

LG Display Co., Ltd.

128 Yeoui-daero, Yeongdeungpo-gu

Seoul 07336, Republic of Korea

(Tel) +82-2-3777-1010

with a copy to:

Jinduk Han, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

Foreign Legal Consultant Office

19F, Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu, Seoul 04539, Korea

(Tel) +82-2-6353-8020

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 9, 2024

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Prospectus, dated January 18, 2024, attached hereto as Exhibit 99.1.

(b)	Not applicable

Item 2.	Informational Legends

A legend in compliance with Rule 801(b) under the Securities Act of 1933, as amended, has been included in the document attached as Exhibit 99.1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)	Not applicable

(3)	Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1)	LG Display Co., Ltd. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2)	Not Applicable

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kyu Dong Kim
(Signature)

Kyu Dong Kim, Vice President, Finance & Risk Management Division
(Name and Title)

LG Display Co., Ltd.

January 18, 2024
(Date)

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